UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

 [   ] Form 10-K  [  ] Form 20-F   [  ] Form 11-K  [X] Form 10-Q

 [  ] Form 10-D  [  ] Form N-SAR

For Period Ended: ____September 30, 2009_________________

[  ]

Transition Report on Form 10-K

[  ]

Transition Report on Form 20-F

[  ]

Transition Report on Form 11-K

[  ]

Transition Report on Form 10-Q

[  ]

Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1:

 REGISTRANT INFORMATION

Terra Energy Resources, Ltd.

 (Full Name of Registrant)

Terra Media, Ltd.

(Former Name if Applicable)

17/6 Bell Lane

Gibraltar GIGI

 (Address of Principal Executive Office)

PART II:

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)

The reason described in reasonable detail in part III of this form could be eliminated without unreasonable effort or expense.

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion there-of, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit require by Rule 12b-25(c) has been attached if applicable.

PART III:

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Form 10-Q for the year ended September 30, 2009 could not be filed within the prescribed time period because the Registrant was unable, without unreasonable effort or expense, to finalize its financial data within the prescribed period.

PART IV:

OTHER INFORMATION

1.

Name and telephone number of person to contact in regard to this notification.

               Roger L. Fidler (201) 670-0881

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 Yes [X]   No [   ]

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes [  ]  No [X]

Terra Energy Resources, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 12, 2009

By: _s/ Catherine Balloqui_______

       Catherine Balloqui, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person singing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.